Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Walker & Dunlop, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Walker & Dunlop, Inc. of our reports dated February 26, 2020, with respect to the consolidated balance sheets of Walker & Dunlop, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Walker & Dunlop, Inc.

/s/ KPMG LLP

McLean, Virginia
November 24, 2020